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08000449

1:50

SEC Mail
Mail Processing
Section

JAN 24 2008

Washington, DC
109

082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

January 24, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate Report Regarding an Event or Matter Falling Outside the Ordinary Course of Business of the Corporation, dated January 24, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

24 January 2008

SEC Mail
Mail Processing
Section

JAN 24 2008

Washington, DC
103

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of Event: Approval of Plea Bargain

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") on the same matter, the last of which was filed on 20 January 2008 (the text of which appears below for convenience), the Bank hereby announces that the Tel Aviv – Jaffa Magistrates Court today approved the plea bargain in the file C.F. 2665/07, the main points of which were detailed in the Bank's report of 20 January 2008.

Text of Immediate Report filed on 20 January 2008

Further to previous reports of Bank Leumi le-Israel B.M. (the "Bank") on the same matter, the last of which was filed on 14 March 2007, the Bank hereby announces that it has today, together with three of its subsidiaries: Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds - Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.), signed a plea bargain in the file C.F. 2665/07, in the Tel Aviv – Jaffa Magistrates Court (the "Plea Bargain").

According to the Plea Bargain that was filed today as agreed with the Tel Aviv – Jaffa Magistrates Court, the Prosecutor has retracted all the charges related to the Bank's employees and employees of the subsidiaries. The Bank and the subsidiaries admitted to the facts contained in the amended indictment. Pursuant to the Plea Bargain, the Prosecutor petitioned the imposition of fines, as follows: on the Bank – a fine of NIS 5 million, on Leumi L.P. Ltd. – a fine of NIS 10 million, and on Leumi Management Ltd. and Leumi Securities and Investments Ltd. – an aggregate fine of NIS 10 million, to be divided between them equally.

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

The Court's ruling on adopting the Plea Bargain will be given 24 January 2008.

End of Text of Immediate Report filed on 20 January 2008

Date and time at which the corporation first became aware of the event or matter: 24 January 2008 at 10:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END